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            April 11, 2023

       Raffi Asadorian
       Chief Financial Officer
       ACELRX PHARMACEUTICALS INC
       25821 Industrial Boulevard
       Suite 400
       Hayward, CA 94545

                                                        Re: ACELRX
PHARMACEUTICALS INC
                                                            Form 8-K filed
March 30, 2023

       Dear Raffi Asadorian:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




            Sincerely,


            Division of Corporation Finance

            Office of Life Sciences